EXHIBIT 21.1
SUBSIDIARIES
Zayo Group, LLC, a Delaware limited liability corporation, directly or indirectly owns 100% of the ownership interests of each of the following entities:

Jurisdiction
1. American Fiber Systems Holding Corp.	Delaware

2. American Fiber Systems, Inc.	Delaware

3. Zayo Capital, Inc.	Delaware

4. Zayo Colocation, Inc.	Delaware

5. FiberNet Telecom, Inc.	Delaware

6. Local Fiber, LLC	New York